“Utilizing Business Strategies for Social Change”

December 30, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Attn: Mara Ransom (Assistant Director) and Jacqueline Kaufman, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re: 1-A Withdrawal of Form 1-A Per Staff Comment Letter dated December 20. 2022; Withdrawal of Form 1-Z (filed February 28, 2022) will follow shortly

Ladies and Gentlemen:

On December 1, 2022, Social Investment Holdings, Inc. (the “Company”) filed a Form 1-A (the “December 1-A filing”) to qualify an offering of 2,500,000 of its common shares at $10.00 per share. On December 20, 2022, you sent a comment letter (the “comment letter”) to the Company suggesting that the Company was ineligible to make an offering under Regulation A and reiterated in a phone conversation with Matt McMurdo (our SEC attorney of record) Thursday, December 29 with Ms. Kate Benkenkamp, a cited staff reviewer.

We acknowledge that we checked off the box in Item 2 of Part I believing that our prior filings did qualify our offering under Reg A. We hereby seek withdrawal of the December 1-A filing. We expect to file concurrently Forms 1-K and 1-SA as soon as practicable.

Accordingly, pursuant to Regulation A Rule 259(a) promulgated under the Securities Act of 1933 (the “Act”), the Company requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s December 1, 2022 Offering Statement on Form 1-A, File Number 024-12086, together with all amendments and exhibits thereto, effective as of the date first set forth above.

To reiterate, the Company raised no money pursuant to the offering’s two qualified Offering Statements. The associated Form 1-Z Exit Report under Regulation A was attached. We will also address this matter in the subsequent 1-A filing to be made.

If you are in need of additional information in the interim, please feel to contact Matthew McMurdo of McMurdo Law, LLC at (917) 318-2865 or the undersigned at (305) 775-6449.

Very truly yours,

/s/ Julius Jackson

President, Social Investment Holdings, Inc.

cc:	Tad Timbrook
John Oxendine

5727 NW 17th Ave. - Miami, FL 33142 - Phone: (305) 351-2407 - Fax: (904) 212-0673